FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: November 14, 2005	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

EXHIBIT INDEX

1	Glencairn Gold Corporation Financial Statements and Notes for the Three Months Ended September 30, 2005

2	Interim Management’s Discussion and Analysis For the Three Months Ended September 30, 2005

3	Form 52-109FT2 – Certification of Interim Filings During Transition Period Executed by Chief Executive Officer

4	Form 52-109FT2 – Certification of Interim Filings During Transition Period Executed by Chief Financial Officer

EXHIBIT 1

Interim Report
Q3

September 30, 2005

Glencairn Gold Corporation
Consolidated Statements of Operations
(unaudited)
(US Dollars and shares in thousands, except per share amounts)

		Three months ended		Nine months ended
		September 30		September 30

	Note	2005	2004	2005	2004

Sales		$ 4,237	$ 5,323	$ 13,617	$ 14,374

Cost of sales		3,926	3,534	10,912	11,016
Royalties and production taxes		273	294	821	811
Depreciation and depletion		305	753	994	1,773
Accretion expense	8	61	69	182	204

		4,565	4,650	12,909	13,804

Earnings (loss) from mining
operations		(328)	673	708	570

Expenses and other income
General and administrative		824	846	2,687	2,879
Stock option expense	9, 10	8	690	337	1,227
Exploration		232	1,668	1,130	4,011
Other (income) expense	2	(405)	(322)	(832)	724

		659	2,882	3,322	8,841

Net loss		$ (987)	$ (2,209)	$ (2,614)	$ (8,271)

Loss per share - basic and diluted		$ (0.01)	$ (0.02)	$ (0.02)	$ (0.06)

Weighted average number of shares
outstanding		155,407	139,579	155,086	131,187

Glencairn Gold Corporation
Consolidated Statements of Deficit
(unaudited)
(US Dollars in thousands)

	Three months ended		Nine months ended
	September 30		September 30

	2005	2004	2005	2004

Balance, beginning of period	$ 11,699	$ 9,562	$ 10,072	$ 3,500
Net loss	987	2,209	2,614	8,271

Balance, end of period	$ 12,686	$ 11,771	$ 12,686	$ 11,771

Glencairn Gold Corporation
Consolidated Balance Sheets
(US Dollars in thousands)

		As at	As at
		September 30,	December 31,
	Note	2005	2004

Assets		(unaudited)	(audited)
Current
Cash and cash equivalents		$ 1,788	$ 13,728
Marketable securities		211	1
Accounts receivable and prepaids	2,3	2,065	3,950
Note receivable	2	142	--
Product inventory		2,812	941
Supplies inventory		5,648	5,943

		12,666	24,563
Note receivable		--	353
Deferred financing costs	4	622	--
Restricted cash	5	250	150
Property, plant and equipment	6	52,994	35,907

		$ 66,532	$ 60,973

Liabilities
Current
Accounts payable and accrued liabilities		$ 5,355	$ 4,483
Current portion of long-term debt	7	2,500	--
Current portion of asset retirement obligations	8	100	1,387

		7,955	5,870
Long-term debt	7	3,500	--
Asset retirement obligations	8	3,844	2,260

		15,299	8,130

Shareholders' Equity
Warrants	9	5,837	7,226
Agent's options	9	469	728
Contributed surplus	9	4,765	2,719
Common shares	9	52,848	52,242
Deficit		(12,686)	(10,072)

		51,233	52,843

		$ 66,532	$ 60,973

The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation
Consolidated Statements of Cash Flows
(unaudited)
(in thousands of US Dollars)

		Three months ended		Nine months ended
		September 30		September 30

	Note	2005	2004	2005	2004

Operating activities
Net loss		$ (987)	$ (2,209)	$ (2,614)	$ (8,271)
Asset retirement obligations settled	8	(141)	(280)	(346)	(387)
Items not affecting cash:
Depreciation and depletion		305	753	994	1,773
Accretion expense	8	61	69	182	204
Stock options	9, 10	8	690	337	1,227
Gain on sale of marketable
securities	2	(243)	--	(257)	--
Gain on sale of property, plant and
equipment	2	(798)	--	(2,123)	--
Deferred financing costs	4	87	--	146	--
Write down of accounts and note note receivable	2	277	--	277	--
Unrealized foreign exchange gain		(33)	(19)	(26)	(7)
Change in non-cash working capital	11	(1,588)	(5,031)	1,041	(2,770)

Cash used in
operating activities		(3,052)	(6,027)	(2,389)	(8,231)

Financing activities
Deferred financing costs		(6)	--	(480)	--
Long term debt	7	2,000	--	6,000	--
Common shares issued	9	--	8	379	21,020

Cash generated by financing
activities		1,994	8	5,899	21,020

Investing activities
Proceeds from sale of marketable
securities		308	--	323	--
Increase in restricted cash	5	--	--	(100)	--
Purchase of property, plant and
equipment		(1,406)	(2,225)	(18,235)	(14,847)
Proceeds from sale of property,
and equipment		--	--	2,562	--

Cash used in investing activities		(1,098)	(2,225)	(15,450)	(14,847)

Decrease in cash and cash
equivalents		(2,156)	(8,244)	(11,940)	(2,058)
Cash and cash equivalents,
beginning of period		3,944	21,089	13,728	14,903

Cash and cash equivalents, end
of period		$ 1,788	$ 12,845	$ 1,788	$ 12,845

The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Glencairn Gold Corporation’s (the “Company” or “Glencairn”) business is gold mining including exploration, development, extraction, processing and reclamation. The Company’s business also includes acquisition of gold properties in operation or in the development stage. The Company owns the Limon Mine in Nicaragua, and the Bellavista Mine in Costa Rica. Gold production from the Bellavista Mine commenced production in 2005 and is expected to reach commercial production in late 2005. Until commercial production is achieved, pre-production costs less sales from Bellavista are allocated to property, plant and equipment. The Company also owns the Keystone Mine, a depleted property in Canada, which is currently under reclamation. Cash on hand at September 30, 2005 and cash flows expected in the remainder of 2005 and in 2006 may not be sufficient to fund the Company’s needs. Accordingly, the Company will likely require approximately $3,000,000 during the next twelve months and management is reviewing its options with respect to funding.

The unaudited consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2004. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual consolidated financial statements and notes thereto. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included.

2.	OTHER (INCOME) EXPENSE

	Three months ended		Nine months ended
	September 30		September 30

	2005	2004	2005	2004
(in thousands)
Interest and other income	$ (35)	$ (64)	$ (133)	$ (228)
Gain on sale of marketable
securities	(243)	--	(257)	--
Gain on sale of property, plant
and equipment (Note 6)	(798)	--	(2,123)	--
Foreign exchange and other
expenses	132	(258)	1,034	329
Interest and finance fees	262	--	370	5
Municipal taxes for depleted site	--	--	--	618
Write down of accounts and note receivable (note 12)	277	--	277	--

	$ (405)	$ (322)	$ (832)	$ 724

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

3.	ACCOUNTS RECEIVABLE AND PREPAIDS

Accounts receivable and prepaids include advances and deposits of $151,000 (2004 — $2,213,000) made to suppliers of equipment and services for the Bellavista Mine. These advances and deposits will be charged to property, plant and equipment when the equipment is received and installed and the services are completed.

4.	DEFERRED FINANCING COSTS

On May 12, 2005, the Company entered into a facility agreement with RMB Australia Holdings Limited (“RMB”) (see note 7). The costs incurred in arranging the facility agreement included 2,994,720 share purchase warrants issued by the Company to RMB valued at $288,000, an arrangement fee of $210,000 paid to RMB and other costs of $270,000. These costs have been deferred and will be charged to earnings over the term of the loan, which is 26 months.

	As at	As at
	September 30,	December 31,
	2005	2004

(in thousands)

Financing costs	$ 768	$ --
Accumulated amortization	(146)	--

	$ 622	$ --

5.	RESTRICTED CASH

The Company has placed a $250,000 (2004 — $150,000) deposit with a bank to secure a letter of guarantee issued by a bank to a Costa Rican government authority to ensure the Company’s future reclamation obligations are completed.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

6.	PROPERTY, PLANT AND EQUIPMENT

	As at	As at
	September 30,	December 31,
	2005	2004

(in thousands)

Producing property
Limon Mine, Nicaragua
Cost	$ 23,013	$ 20,486
Accumulated depreciation and depletion	(15,195)	(14,318)

	7,818	6,168

Development property
Bellavista Mine, Costa Rica
Acquisition and construction costs	38,682	28,140
Pre-production costs	8,333	--
Sales	(1,928)	--

	45,087	28,140

Development property held for sale (a)
Vogel Project, Canada	--	1,498

Corporate
Cost	170	149
Accumulated depreciation	(81)	(48)

	89	101

Depleted property (b)
Keystone Mine, Canada
Cost	--	11,823
Accumulated depreciation and depletion	--	(11,823)

	$ 52,994	$ 35,907

(a)	Vogel Project, Canada

On March 31, 2005, the Company sold the Vogel Project to Lake Shore Gold Corp. (“Lake Shore”) for $2,480,000 and 100,000 Lake Shore common shares valued at $65,000. The gain realized on the sale of the property was $1,046,000. Lake Shore will make a further cash payment to the Company of Cdn$500,000 if 600,000 ounces of gold are mined from the property or confirmed in a reserve or resource.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

(b)	Keystone Mine, Canada

On January 28, 2005, the Company sold the mill at the Keystone Mine to Claude Resources Inc. (“Claude”) for $82,000. Under the terms of the sale, Claude removed all equipment from the mill site and demolished and removed the mill buildings. At the time, the Company realized a gain of $82,000 on the sale. During the third quarter, Claude completed the removal of all equipment and the demolition and removal of the mill buildings. As a result, the Company recognized an additional gain and a reduction of the asset retirement obligation of $798,000, which represented the fair value of the removal and demolition work completed by Claude.

On June 1, 2005, the Company sold certain mining leases and claims at the Keystone Mine to Seymour Exploration Corp. for $197,000. The gain realized on the sale of mineral properties was $197,000.

Certain mineral properties at the Keystone Mine, which are not subject to reclamation, are being held for sale.

7.	LONG-TERM DEBT

On May 12, 2005, the Company entered into a facility agreement with RMB Australia Holdings Limited (“RMB”) that enabled the Company to borrow up to $6,000,000. The facility is secured by a first charge on the Company’s assets. Interest on the facility is at the Libor rate plus 8%. The Company incurred costs of $768,000 in connection with arranging the facility agreement (see note 4).

As at September 30, 2005, the Company had fully drawn $6,000,000 from this facility. Repayments are scheduled as follows:

Date	Amount

March 31, 2006	$ 500,000
June 30, 2006	1,000,000
September 30, 2006	1,000,000
December 31, 2006	1,000,000
March 31, 2007	1,000,000
June 30, 2007	1,500,000

$6,000,000

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

	As at	As at
	September 30,	December 31,
	2005	2004

(in thousands)

Long-term debt	$ 6,000	$ --
Current portion	(2,500)	--

	$ 3,500	$ --

8.	ASSET RETIREMENT OBLIGATIONS

	Three months ended September 30, 2005

	Limon	Bellavista	Keystone
	Mine	Mine	Mine	Total

Balance, beginning of period	$ 1,756	$ 1,568	$ 1,498	$ 4,822
Liabilities incurred	--	--	--	--
Liabilities settled - cash	--	--	(141)	(141)
Liabilities settled - non-cash	--	--	(798)	(798)
Accretion expense	30	6	25	61

Balance, end of period	1,786	1,574	584	3,944
Current portion	--	--	(100)	(100)

	$ 1,786	$ 1,574	$ 484	$ 3,844

	Three months ended September 30, 2004

	Limon	Bellavista	Keystone
	Mine	Mine	Mine	Total

Balance, beginning of period	$ 1,957	$ 107	$ 2,159	$ 4,223
Liabilities incurred	--	7	--	7
Liabilities settled - cash	--	--	(280)	(280)
Accretion expense	33	--	36	69

Balance, end of period	1,990	114	1,915	4,019
Current portion	--	--	(902)	(902)

	$ 1,990	$ 114	$ 1,013	$ 3,117

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

	Nine months ended September 30, 2005

	Limon	Bellavista	Keystone
	Mine	Mine	Mine	Total

Balance, beginning of period	$ 1,697	$ 300	$ 1,650	$ 3,647
Liabilities incurred	--	1,259	--	1,259
Liabilities settled - cash	--	--	(346)	(346)
Liabilities settled - non-cash	--	--	(798)	(798)
Accretion expense	89	15	78	182

Balance, end of period	1,786	1,574	584	3,944
Current portion	--	--	(100)	(100)

	$ 1,786	$ 1,574	$ 484	$ 3,844

	Nine months ended September 30, 2004

	Limon	Bellavista	Keystone
	Mine	Mine	Mine	Total

Balance, beginning of period	$ 1,891	$ 15	$ 2,197	$ 4,103
Liabilities incurred	--	99	--	99
Liabilities settled - cash	--	--	(387)	(387)
Accretion expense	99	--	105	204

Balance, end of period	1,990	114	1,915	4,019
Current portion	--	--	(902)	(902)

	$ 1,990	$ 114	$ 1,013	$ 3,117

9.	CAPITAL STOCK

i)	Warrants

A summary of the transactions in the warrants account in 2005 is as follows:

	Number of
	Warrants	Amount

(in thousands)

At December 31, 2004	42,226	$ 7,226
Issue of warrants	2,995	288
Exercise of warrants	(221)	(27)
Expiry of warrants	(11,454)	(1,709)
Exercise of agent's options	311	59

At September 30, 2005	33,857	$ 5,837

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

On May 12, 2005, the Company issued 2,994,720 common share purchase warrants to RMB Australia Holdings Limited in connection with a facility agreement (see notes 4 and 7). Each common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The market value of each warrant at the time of issue was Cdn$0.11.

Warrants outstanding at September 30, 2005:

Number
Exercise	Outstanding at
Price	September 30, 2005	Expiry Date

(Cdn$)	(in thousands)

$1.25	33,857	November 26, 2008

ii)	Agent’s Options

A summary of the transactions in the agent’s options account in 2005 is as follows:

	Number of
	Agent's
	Options	Amount

(in thousands)

At December 31, 2004	1,975	$ 728
Exercise of agent’s options for common shares and warrants	(622)	(259)

At September 30, 2005	1,353	$ 469

iii)	Contributed surplus

A summary of the transactions in the contributed surplus account in 2005 is as follows:

Amount

(in thousands)

At December 31, 2004	$ 2,719
Grant of stock options	337
Expiry of warrants	1,709

At September 30, 2005	$ 4,765

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

iv)	Common shares

Authorized capital stock of Glencairn is an unlimited number of common shares.

A summary of the transactions in the common shares account in 2005 is as follows:

	Number of
	Common
	Shares	Amount

(in thousands)

At December 31, 2004	154,398	$ 52,242
Share options exercised	166	34
Warrants exercised	221	135
Agent's options exercised	622	432
Share issue costs	--	5

At September 30, 2005	155,407	$ 52,848

A summary of the share options transactions in 2005 is as follows:

		Weighted-
		Average
		Exercise
	Number of	Price
	Options	(Cdn$)

	(in thousands)

At December 31, 2004	12,485	$ 0.73
Exercised	(166)	0.25
Cancelled/Expired	(1,918)	0.76
Granted	1,670	0.45

At September 30, 2005	12,071	$ 0.69

Share options outstanding at September 30, 2005:

		Weighted-
		Average	Weighted-
	Number	Remaining	Average
Exercise	Outstanding at	Contractual	Exercise
Prices	September 30, 2005	Life	Price

(Cdn$)	(in thousands)	(in years)	(Cdn$)

$0.23 to $0.50	3,348	3.4	$0.40
$0.55 to $0.95	8,635	3.5	0.80
$1.17 to $2.16	88	1.9	1.53

$0.23 to $2.16	12,071	3.5	$0.69

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

Share options exercisable at September 30, 2005:

	Number	Weighted-
Exercise	Exercisable at	Average
Prices	September 30, 2005	Exercise Price

(Cdn$)	(in thousands)	(Cdn$

$0.23 to $0.50	3,348	$0.40
$0.55 to $0.95	8,435	0.80
$1.17 to $2.16	88	1.53

$0.23 to $2.16	11,871	$0.68

10.	STOCK-BASED COMPENSATION

The Company uses the fair value method of accounting and recognized stock option expense of $337,000 (2004 — $1,227,000) in the nine months ended September 30, 2005 for its stock-based compensation plan

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected life in years:	3
Risk free interest rate:	3.26%
Expected volatility:	60%
Dividend yield:	0%

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash operating activities

	Three months ended		Nine months ended
	September 30		September 30

	2005	2004	2005	2004
(in thousands)
Asset retirement obligations settled by sale of property, plant and equipment	$ 798	$ --	$ 798	$ --

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

Change in non-cash working capital

	Three months ended		Nine months ended
	September 30		September 30

	2005	2004	2005	2004

(in thousands)

Marketable securities	$ --	$ (15)	$ --	$ (6)
Accounts receivable and prepaids	181	(4,118)	1,832	(4,583)
Note receivable	--	--	--	--
Product inventory	(2,200)	43	(1,957)	873
Supplies inventory	(71)	(273)	294	(1,508)
Accounts payable and accrued
accrued liabilities	502	(668)	872	2,454

	$ (1,588)	$ (5,031)	$ 1,041	$ (2,770)

Non-cash financing activities

	Three months ended		Nine months ended
	September 30		September 30

	2005	2004	2005	2004

(in thousands)

Deferred financing costs settled
by issue of warrants	$ --	$ --	$ 288	$ --

Asset retirement obligations
incurred	$ --	$ 7	$ 1,259	$ 99

Non-cash investing activities

	Three months ended		Nine months ended
	September 30		September 30

	2005	2004	2005	2004

(in thousands)

Marketable securities received as
proceeds from the sale of
property, plant and equipment	$ --	$ --	$ 262	$ --

Asset retirement costs incurred	$ --	$ 7	$ 1,259	$ 99

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

Operating activities included the following cash payments:

	Three months ended		Nine months ended
	September 30		September 30

	2005	2004	2005	2004

(in thousands)

Interest paid	$ 175	$ --	$ 224	$ 5

12.	RELATED PARTY TRANSACTIONS

(a)   Note receivable at September 30, 2005 and December 31, 2004 is a loan of CDN$425,000 (2005 - $142,000, 2004 - $353,000) outstanding from a director of the Company. This loan is non-interest bearing, repayable on or before September 6, 2006 and secured by a pledge of 333,000 common shares of the Company, which is the only recourse available to the Company. At September 30, 2005, the carrying value of the loan was written down by $211,000 to net realizable value, which was the market value of the pledged common shares.

(b)   General and administrative expense at September 30, 2005 includes a recovery of $164,000 (2004 - $20,000) from Blue Pearl Mining Ltd. (“Blue Pearl”) for administrative services provided to Blue Pearl. Three of the directors of Blue Pearl are also directors of the Company. Accounts receivable at September 30, 2005 included $9,000 related to these amounts.

13.	SEGMENT INFORMATION

The Company is organized into three operating segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica) and Corporate (Canada). In 2004, the Vogel Project and the Keystone Mine, which ceased operating in April 2000, were included in the Corporate segment. In 2005, the Vogel Project and certain assets of the Keystone Mine were sold (see note 6). The Company evaluates performance based on net earnings or loss. The Company’s segments are summarized in the table below.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

(i)	Segment Statements of Operations (thousands of dollars)

	Three months ended September 30, 2005

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Sales	$ 4,237	$ --	$ --	$ 4,237

Cost of sales	3,926	--	--	3,926
Royalties and production taxes	273	--	--	273
Depreciation and depletion	293	--	12	305
Accretion expense	30	6	25	61

	4,522	6	37	4,565

Loss from mining operations	(285)	(6)	(37)	(328)

Expenses and other income
General and administrative	--	--	824	824
Stock option expense	--	--	8	8
Exploration	232	--	--	232
Other (income) expense	132	--	(537)	(405)

	364	--	295	659

Net loss	$ (649)	$ (6)	$ (332)	$ (987

	Three months ended September 30, 2004

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Sales	$ 5,323	$ --	$ --	$ 5,323

Cost of sales	3,534	--	--	3,534
Royalties and production taxes	294	--	--	294
Depreciation and depletion	753			753
Accretion expense	33		36	69
	4,614		36	4,650

Earnings (loss) from mining operations	709	--	(36)	673

Expenses and other income
General and administrative	--	--	846	846
Stock option expense	--	--	690	690
Exploration	1,214	23	431	1,668
Other (income) expense	--	--	(322)	(322)

	1,214	23	1,645	2,882

Net loss	$ (505)	$ (23)	$ (1,681)	$ (2,209)

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

	Nine months ended September 30, 2004

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Sales	$ 13,617	$	$	$ 13,617

Cost of sales	10,912	-- --	-- --	10,912
Royalties and production taxes	821	--	--	821
Depreciation and depletion	962	--	32	994
Accretion expense	89	15	78	182

	12,784	15	110	12,909

Earnings (loss) from mining operations	833	(15)	(110)	708

Expenses and other income
General and administrative	--	--	2,687	2,687
Stock option expense	--	--	337	337
Exploration	1,128	--	2	1,130
Other (income) expense	809	--	(1,641)	(832)

	1,937	--	1,385	3,322

Net loss	$ (1,104)	$ (15)	$ (1,495)	$ (2,614)

	Six months ended September 30, 2004

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Sales	$ 14,374	$ --	$ --	$ 14,374

Cost of sales	11,016	--	--	11,016
Royalties and production taxes	811	--	--	811
Depreciation and depletion	1,773	--	--	1,773
Accretion expense	99	--	105	204

	13,699	--	105	13,804

Earning (loss) from mining operations	675	--	(105)	570

Expenses and other income
General and administrative	--	--	2,879	2,879
Stock option expense	--	--	1,227	1,227
Exploration	2,760	23	1,228	4,011
Other (income) expense	--	--	724	724

	2,760	23	6,058	8,841

Net loss	$ (2,085)	$ (23)	$ (6,163)	$ (8,271)

        The Company’s gold production is currently refined in Canada. Gold sales attributed to Nicaragua above were sold from Canada to customers in the United Kingdom or the United States but, due to the liquidity of the gold market and the large numbers of potential customers world wide, future sales may not be limited to these customers.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

(ii)	Segment Balance Sheets (thousands of dollars)

	As at September 30, 2005

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Cash and cash equivalents	$ 332	$ 329	$ 1,127	$ 1,788
Other current assets	7,623	2,678	577	10,878
Property, plant and equipment	7,818	45,087	89	52,994
Other non-current assets	--	250	622	872

Total assets	$ 15,773	$ 48,344	$ 2,415	$ 66,532

	As at December 31, 2004

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Cash and cash equivalents	$ 2,072	$ 761	$ 10,895	$ 13,728
Other current assets	8,351	2,354	130	10,835
Property, plant and equipment	6,168	28,140	1,599	35,907
Other non-current assets	--	150	353	503

Total assets	$ 16,591	$ 31,405	$ 12,977	$ 60,973

Three months ended September 30, 2005

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Capital expenditures	$ 657	$ 742	$ 7	$ 1,406

Three months ended September 30, 2004

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Capital expenditures	$ 522	$ 1,701	$ 9	$ 2,232

Nine months ended September 30, 2005

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Capital expenditures	$ 2,527	$ 16,946	$ 21	$ 19,494

Nine months ended September 30, 2004

	Limon	Bellavista
	Mine	Mine	Corporate	Total

Capital expenditures	$ 2,413	$ 12,478	$ 55	$ 14,946

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004
(unaudited)
(US Dollars – unless otherwise noted)

14.	SUBSEQUENT EVENT

On November 3, 2005, a group of approximately 20 employees illegally blocked access to the working areas at the Company's Limon Mine in Nicaragua. This prompted the Company to temporarily suspend operations until the issue is resolved. Glencairn is addressing the issue of road blockades with various departments of the Nicaraguan government in an effort to find a permanent solution to this matter.

The duration and outcome of the above suspension cannot be determined at this time. Gold production will not resume at Limon until the issues surrounding the illegal blockades are resolved and so the suspension may have a negative impact on the Company's cash flow and loan covenants.

CORPORATE INFORMATION

Head Office	Listing

500 - 6 Adelaide St. East	Toronto Stock Exchange (TSX)
Toronto, Ontario	Stock Symbol: GGG
M5C 1H6	Warrant Symbol: GGG.wt
Phone 416-860-0919
Fax 416-367-0182	American Stock Exchange (AMEX)
Email info@glencairngold.com	Stock Symbol: GLE

Kerry J. Knoll	Transfer Agent
President and Chief Executive Officer
Ian J. McDonald	Equity Transfer Services Inc. 420-120 Adelaide St. West
Chairman	Toronto, Ontario
M5H 4G3
T. Derek Price	Phone 416-361-0930
Vice-President Finance and Chief Financial Officer	Fax 416-361-0470

Kevin Drover
Chief Operating Officer

Jim Borland
Director Investor Relations

EXHIBIT 2

Glencairn Gold Corporation
Interim Management’s Discussion and Analysis
September 30, 2005

The following discussion and analysis should be read in conjunction with the Company’s unaudited consolidated interim financial statements and related notes thereto for the nine months ended September 30, 2005 and 2004 which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. The reader should also refer to the audited consolidated financial statements for the years ended December 31, 2004 and 2003, and Managements’ Discussion and Analysis for those years. All dollar amounts are US dollars unless otherwise indicated.

Overview

Glencairn Gold Corporation (“Glencairn” or the “Company”) is a gold mining company that operates the Limon Mine in Nicaragua, and the Bellavista Mine in Costa Rica. Gold production from the Bellavista Mine commenced in 2005 and is expected to reach commercial quantities in late 2005. The Company owns exploration properties in Nicaragua and is exploring for gold on certain of these properties. The Company’s objective is to become a mid-tier gold producer through development of existing mines and acquisition of operating mines and advanced development projects.

Key Statistics

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004
LIMON MINE
Gold ounces sold	9,598	13,182	31,490	35,737
Average spot gold price per ounce	$439	$401	$431	$401
Realized gold price per ounce	$441	$404	$432	$402
Cash operating costs per ounce sold	$409	$268	$347	$308
Total cash costs per ounce sold	$437	$290	$373	$331

Tonnes milled	82,435	88,804	245,310	252,339
Ore grade (grams per tonne)	4.4	5.4	4.7	5.0
Recovery (%)	84.6	85.1	83.3	84.4
Gold ounces produced	9,814	13,555	30,867	34,117
Cost per tonne milled	$47	$40	$43	$40
BELLAVISTA MINE
Gold ounces sold *	4,100	--	4,225	--

*    These gold ounces were produced in the pre-commercial production period and are not included in sales as shown in the Statements of Operations.

Critical Accounting Estimates

The Company’s accounting policies are described in the audited consolidated financial statements for the years ended December 31, 2004 and 2003. The estimates made in applying the policies are highly uncertain and a change in these estimates could materially impact the consolidated financial statements.

Product inventory at September 30, 2005 is from the Limon and Bellavista Mines. At the Limon Mine, product inventory consists of gold contained in the recovery circuit, gold dore and refined gold. At the Bellavista Mine, product inventory consists of gold contained in the leach pad and the recovery circuit, gold dore and refined gold. The gold contained in the leach pad and recovery circuits is estimated from assay results and expected recoveries while the gold dore and refined gold is estimated from assay results only. Product inventory is valued at the lower of production cost and net realizable value. The Bellavista Mine product inventory has been presented as a current asset. An alternative presentation is to included it in property, plant and equipment during the pre-commercial production period.

Results of Operations

All reported sales and cost of sales to September 30, 2005 were derived from the Limon Mine. Sales and pre-production costs from the Bellavista Mine to September 30 were included in property, plant and equipment as the mine had not reached commercial production.

During the three and nine month periods ended September 30, 2005, the Company sold 13,698 and 35,715 ounces of gold respectively. Only the sales and costs of sales of the Limon Mine gold ounces (three months: 9,598, nine months: 31,490) were included in the income statement. The sales and the pre-production costs of the Bellavista Mine gold ounces (three months: 4,100, nine months: 4,225 ) were capitalized as property, plant and equipment.

Three months ended September 30, 2005

Sales decreased by $1,086,000 or 20% in 2005, compared with 2004 as a result of selling 3,584 less gold ounces in 2005. In 2005, the Company sold 9,598 ounces of gold at an average realized price of $441 per ounce. Sales in 2004 were 13,182 ounces of gold at an average price of $404 per ounce.

Cost of sales increased by $392,000 or 11% in 2005, compared with 2004. While gold sold in 2005 decreased due to lower production from lower ore grades and less tonnes milled, higher input costs such as oil and electricity and the relatively fixed nature of the production costs increased cash operating costs per ounce to $409 in 2005 from $268 in 2004 and resulted in the cost of sales increase. Production interruptions caused by illegal roadblocks at Limon accounted for part of the lower tonnage milled in the quarter.

Stock option expense decreased by $682,000 or 99% in 2005 compared with 2004, as fewer options were granted in 2005.

Exploration expense decreased by $1,436,000 or 86% in 2005 compared with 2004. In Canada, there was no exploration on the Vogel Property in 2005, compared with $431,000 in 2004. The Vogel Property was sold in March 2005. In Nicaragua, exploration expense at the Limon Mine was $232,000 in 2005, compared with $1,214,000 in 2004. Exploration in 2004 included a detailed resource drilling program which resulted in an increase in reserves at the end of 2004. There was no similar program in 2005. In Costa Rica, there was no exploration on the Bellavista Mine in 2005, compared with $23,000 in 2004.

Other income was $405,000 in 2005. Interest and gains on the sales of marketable securities and property, plant and equipment at the Keystone Mine totalled $1,076,000. This income was offset by a foreign exchange loss of $132,000, interest and finance fees of $262,000 and a write down of accounts and note receivable of $277,000. The note receivable is from a director of the Company and was written down to the net realizable value of the security pledged, which is the only recourse available to the Company. Other income in 2004 was $322,000, which consisted of interest income of $64,000 and foreign exchange gain of $258,000.

Nine months ended September 30, 2005

Sales decreased by $757,000 or 5% in 2005, compared with 2004 as gold sold declined by 4,247 ounces in 2005. In 2005, the Company sold 31,490 ounces of gold at an average realized price of $432 per ounce. Sales in 2004 were 35,737 ounces of gold at an average price of $402 per ounce.

Cost of sales decreased by $104,000 or 1% in 2005, compared with 2004. Gold sold in 2005 decreased largely as a result of lower grades, however, input costs increased throughout the period and cash operating costs per ounce increased to $347 in 2005 from $308 in 2004.

Depreciation and depletion expense decreased by $779,000 in 2005, or 44%, compared with 2004. The decrease resulted from the increase in mineral reserves at the Limon Mine at December 31, 2004 and the lower gold sales in 2005 compared with 2004. Depreciation and depletion are charged to earnings on a unit of production basis over estimated mineral reserves.

General and administrative expense decreased by $192,000 in 2005, or 7%, compared with 2004, due to the reduction in overall expenses of $48,000 and increased cost recoveries of $144,000 under a cost-sharing agreement with Blue Pearl Mining Ltd., a related party.

Stock option expense decreased by $890,000 or 73% in 2005 compared with 2004, as fewer options were granted in 2005.

Exploration expense decreased by $2,881,000 or 72% in 2005 compared with 2004. In Canada, there was no exploration on the Vogel Property in 2005, compared with $1,228,000 in 2004. In Nicaragua, exploration expense was $1,128,000 in 2005, compared with $2,760,000 in 2004. Exploration in 2004 included a detailed resource drilling program which resulted in an increase in reserves at the end of 2004.. There was no similar program in 2005. In Costa Rica, there was no exploration on the Bellavista Mine in 2005, compared with $23,000 in 2004.

Other income was $832,000 in 2005. Interest and gains on the sales of assets totalled $2,513,000, foreign exchange loss was $1,034,000, interest and finance fees were $370,000 and write down of accounts and note receivable was $277,000. The note receivable is from a director of the Company and was written down to the net realizable value of the security pledged, which is the only recourse available to the Company. The gains were realized from the sale of marketable securities, the Vogel Project and property, plant and equipment at the Keystone Mine. Other expense in 2004 was $724,000 which consisted of interest income of $228,000 offset by a foreign exchange loss of $329,000, interest and finance fees of $5,000 and settlement of disputed municipal taxes at the Keystone Mine of $618,000.

Cash Flows

Three months ended September 30, 2005

Operating activities used $3,052,000 in 2005 compared with $6,027,000 in 2004. The change was primarily due to the reduction of the net loss from 2004 to 2005 and the change in non-cash working capital from 2004 to 2005. The increase in non-cash working capital used $1,588,000 in 2005 and $5,031,000 in 2004.

Financing activities generated $1,994,000 from the net proceeds of a long-term loan in 2005. In 2004, the proceeds of $8,000 arose from the issue of common shares upon the exercise of warrants.

Investing activities used $1,098,000 in 2005. The purchase of property, plant and equipment of $1,406,000 (Bellavista Mine — $742,000, Limon Mine — $657,000 and Corporate – $7,000) was offset by the proceeds from the sale of assets of $308,000. In 2004, investing activities used $2,225,000 for the purchase of property, plant and equipment (Bellavista Mine — $1,694,000, Limon Mine — $522,000 and Corporate – $9,000).

Nine months ended September 30, 2005

Operating activities used $2,389,000 in 2005, compared with $8,231,000 in 2004. The change was primarily due to the reduction of the net loss from 2004 to 2005 and the change in non-cash working capital from 2004 to 2005. The change in non-cash working capital generated $1,041,000 in 2005 and used $2,770,000 in 2004.

Financing activities generated $5,899,000 in 2005 compared with $21,020,000 in 2004. In 2005, the net proceeds from a long-term loan provided $5,520,000 and the proceeds from common shares issued on exercise of options and warrants was $379,000. In 2004, the issue of common shares under a prospectus financing provided $20,488,000 and the exercise of warrants and agent’s options provided $532,000.

Investing activities used $15,450,000 in 2005. The purchase of property, plant and equipment of $18,235,000 (Bellavista Mine — $15,687,000, Limon Mine — $2,527,000 and Corporate – $21,000) and the increase in restricted cash of $100,000 was offset by the proceeds from the sale of assets of $2,885,000. At the Bellavista Mine, sales and production costs are allocated to property, plant and equipment until commercial production is achieved. The purchase of property, plant and equipment for the Bellavista Mine included $8,333,000 for production costs that was reduced by $1,928,000 for sales that were incurred prior to September 30, 2005. In 2004, investing activities used $14,847,000 for the purchase of property, plant and equipment (Bellavista Mine — $12,379,000, Limon Mine — $2,413,000 and Corporate – $55,000).

Bellavista Mine

Initial construction of the Bellavista Mine is now substantially complete. Construction costs from November 1, 2003 to September 30, 2005 were $30.9 million and production costs to September 30 were $6.4 million. Construction of the mill facility will be the next phase and that will commence early in 2006, take six months to complete and cost $3 million. The mine produced 4,306 ounces of gold to September 30 and is expected to reach commercial production late in 2005. A planned mining shutdown during the wettest period of the year occurred for 5 weeks in September and October but leaching of the ore continued. Mining resumed in the last week of October.

Liquidity and Capital Resources

Bellavista gold sales, including ounces produced in the preproduction period, are expected to be 16,000 ounces in 2005. The Bellavista Mine is through the rainy season for this year and most of the start up issues are resolved, but the late start up of operations has caused the Company to have less cash than planned. Gold sales from the Limon Mine to the date of this report were 34,832 ounces. Due to the suspension of operations discussed below, gold sales for the balance of the year from Limon are uncertain. At September 30, 2005 the Company had $1,788,000 in cash. This cash and the cash flow from operations for the balance of 2005 and 2006 may not be sufficient to fund the Company’s needs as previously indicated. The Company will likely require approximately $3 million in additional funding. The Company is reviewing its options with regard to funding.

Subsequent Events

On November 3, 2005, a group of approximately 20 employees illegally blocked access to the working areas at the Company’s Limon Mine in Nicaragua. This prompted the Company to temporarily suspend operations until the issue is resolved. Glencairn is addressing the issue of road blockades with various departments of the Nicaraguan government in an effort to find a permanent solution to this matter.

The duration and outcome of the above suspension cannot be determined at this time. Gold production will not resume at Limon until the issues surrounding the illegal blockades are resolved and so the suspension may have a negative effect on the Company’s cash flow and loan covenants.

Summary of Quarterly Results (in thousands except per share amounts)

	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	Q2 2005	Q3 2005

Sales	$4,385	$4,245	$4,806	$5,323	$5,295	$5,237	$4,143	$4,237
Loss	$(1,181)	$(2,742)	($3,320)	$(2,209)	$(323)	$(226)	$(1,401)	$(987)
Loss per share
- basic and diluted	$(0.01)	$(0.02)	$(0.03)	$(0.02)	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Non-GAAP Performance Measures

The Company has included the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. These performance measures are as follows:

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004
Statement of Operations (000's)
Cost of sales	$3,926	$3,534	$10,912	$11,016
Royalties and production taxes	273	294	821	811

Total	$4,199	$3,828	$11,733	$11,827

Gold sales (ounces)	9,598	13,182	31,490	35,737

Cash operating cost per ounce(1)	$409	$268	$347	$308

Total cash cost per ounce(2)	$437	$290	$373	$331

[1] Cost of sales divided by gold ounces sold [2] Cost of sales plus royalties and production taxes divided by gold ounces sold.

Outstanding Share Data

The following common shares and convertible securities were outstanding at November 10, 2005:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise
Common shares				155,407,198
Warrants	26 Nov. 2008	1.25	33,857,220	33,857,220
Agents options	26 Nov. 2005	0.85	1,352,500	1,352,500
Share options	24 Jul. 2006 to
	13 Jul. 2013	0.23 to 2.16	12,671,332	12,671,332

				203,288,250

FORWARD-LOOKING STATEMENTS: This management discussion contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,”

“anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

November 10, 2005

EXHIBIT 3

Form 52-109FT2

Certification of Interim Filings During Transition Period

I, Kerry J. Knoll, President and CEO of Glencairn Gold Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’Annual and Interim Filings) of Glencairn Gold Corporation (the issuer) for the interim period ended September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:   November 10, 2005

Signed: “Kerry J. Knoll”

Kerry J. Knoll
President and CEO, Glencairn Gold Corporation

EXHIBIT 4

Form 52-109FT2

Certification of Interim Filings During Transition Period

I, Derek Price, Vice President, Finance and CFO of Glencairn Gold Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’Annual and Interim Filings) of Glencairn Gold Corporation (the issuer) for the interim period ended September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:   November 10, 2005

Signed: “Derek Price”

Derek Price
Vice President, Finance and CFO, Glencairn Gold Corporation